

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2020

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, China Development Bank Tower
No. 2 Gaoxin 1st Road
Xi'an, Shaanxi, China 710075

   Re: Future FinTech Group Inc.
     Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
     Filed January 6, 2020
     File No. 001-34502

Dear Mr. Xue:

  We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2020 letter.

Preliminary Proxy Statement on Schedule 14A filed January 6, 2020

Summary of Implementation of Evaluation Process, page 24

1. We note your reference on page 25 to an attached qualification. Please see Regulation S-T Item 306 regarding foreign language documents, and revise your filing accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 32

2. Revise the format of the unaudited pro forma condensed consolidated balance sheet and statements of operations to be consistent with the guidance in Instruction 3 to Rule 11-02 of Regulation S-X. Include appropriately titled columns to separately present (i) the historical financial information of company, (ii) the historical financial information of the business being divested, (iii) the pro forma adjustments necessary to arrive at the

remainder of the existing entity, and (iv) the company on a pro forma basis. Clearly reference each pro forma adjustment to the note or notes that explain the assumptions involved.

3. Revise the unaudited pro forma statements of operations to only reflect results up to your income from continuing operations. Please refer to Instruction 1 to Rule 11-02 of Regulation S-X.

4. Consistent with Rule 11-02(b)(6) of Regulation S-X, please revise the second introductory paragraph as well as your basis of presentation on page 38 to clearly explain that the unaudited pro forma balance sheet assumes that the sale of HeDeTang HK was consummated at September 30, 2019 and that the unaudited pro forma statements of operations for the periods ended December 31, 2018 and September 30, 2019, respectively, assume that the sale was consummated at the beginning of the periods presented (i.e., January 1, 2018). Revise your pro forma adjustments and the notes thereto to reflect that guidance.

5. Revise the second introductory paragraph to remove the reference to "projected statements of operations" and revise the third introductory paragraph and all other sections of the presentation to use the term "historical" instead of "actual" when referring to the company's consolidated financial statements. Further, in light of the fact that the transaction has not yet been consummated, please remove the disclosure at the end of the third paragraph indicating that the consolidated financial statements included in the company's September 30, 2019 Form 10-Q are on a post-Sale Transaction basis.

6. Revise the the fourth introductory paragraph to correctly indicate that the unaudited pro forma condensed consolidated balance sheet and statements of operations include pro forma adjustments which reflect transactions and events that are directly attributable to the Sale Transaction, and not the "post Sale Transaction" as currently disclosed.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 33

7. As disclosed in your note 2 to your pro forma adjustments, the increase to your accounts receivable of $66,561,464 is the previously eliminated intercompany receivable from HeDeTang HK. Given that the revenues of HeDeTang HK, and the underlying fruit business, are minimal please tell us how you assessed the collectability of the amount due.

8. Please provide us with a balanced journal entry that shows how you recorded the pro forma adjustments resulting from the assumptions described in note 2 on page 38. Show us each balance sheet caption impacted and revise the Notes column on this statement to reference them to note 2. Further, tell us how you considered the zero net asset value of HeDeTang HK reported by your independent valuation expert when concluding that this pro forma adjustment is factually supportable.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Charles Eastman at (202) 551-3794 or Martin James, Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Jeffrey Qiong Li, Esq.